News Release	No. 10-198 December 15, 2010

Platinum Group Metals Approves $100 Million Construction Budget and Awards EPCM Contract
WBJV Project 1 Platinum Mine

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce that it has approved a budget for $100m for the construction of the WBJV Project 1 Platinum Mine. The budget has also been unanimously approved by the Board of Maseve Investments 11 Pty Ltd. “Maseve”, the WBJV operating company where Platinum Group holds the right to increase its interest to 74% and Wesizwe Platinum (WEZ-JSE) holds a 26% interest.

Platinum Group Metals as manager of the WBJV Project 1 Platinum Mine, has appointed DRA Mining Pty Ltd. for Engineering, Procurement and Construction Management, (“EPCM”) for the surface infrastructure and underground development planned at the WBJV Project 1 Platinum mine. This work has commenced. Project 1 is located near Rustenburg, South Africa and adjoins the Wesizwe Platinum Mine construction.  Project 1 also adjoins the Styldrift mine construction and producing Bafokeng Rasimone Platinum Mine, both owned by Royal Bafokeng Platinum Ltd. (RBP - JSE).

R. Michael Jones, President of Platinum Group Metals Ltd., said “We are pleased that both partners in the WBJV operating company have resolved to move ahead as planned. It is excellent to see such a strong project team, with a successful record working together in the past, being re-assembled so quickly for our WBJV Project 1. We are on track with our implementation plan.”

The EPCM contract with DRA will provide approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore over the next 18 months. DRA’s scope of work will include engineering, design, construction management, administration and cost and schedule control.  This work is now underway.

DRA is a global engineering firm that has managed more than 55 platinum mine developments and operations in South Africa. DRA will work closely with the Company’s Project Manager and Owner’s Representative Mr. Thys Uys.  Platinum Group Metals and Mr. Uys have recently expanded the owners team to include a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Environmental Impact Assessment and Management Plan, all who have worked with Thys Uys before on large scale mining construction projects.

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DRA has started work on the detailed project implementation for power and water so that as soon as detailed permits for excavations are in place they are able to start work on site. Allocations for construction power and water from existing infrastructure have been confirmed.

The budget developed for underground access has been generally consistent with the budget for such phases of work in the Updated Feasibility Study (October 2009, www.SEDAR.com). The underground mining contract for the sinking of declines will go out to tender in the weeks ahead and a more detailed review of implementation costs will be completed following the award of this contract.

Platinum Group Metals and Maseve have exercised their option to purchase the Sundown Ranch and facilities and have made the required final deposit under this agreement of ZAR117M (C$16.7M). The transfer of the hotel assets to Maseve will occur in the months ahead and the plan is for the hotel and facilities to continue as is as part of the community under a management contract with the current manager. In addition to covering the surface rights over the mining area, the Sundown Ranch will provide part of the housing needs for construction, site offices and facilities and importantly, can be part of a regional training effort for the community.

Platinum Group Metals also announces the appointment of Mr. Herbert Medopi as Manager of Permitting, Government and Stakeholder Relations. Mr. Medopi has a successful track record of ensuring that large scale projects follow a proper permitting process so that all stakeholders can have their views heard and projects can therefore develop in a responsible manner. Mr. Medopi and Mr. Uys have also worked well together in the past.

Milestones over the next 4 to 6 months;

o

Finalization and Department of Mineral Resources grant of the bulk sample permit for underground development and access

o

Filing of the Full Mining Authorization Permit application following the grant of the underground development and access permit

o

Commencement of Site establishment and excavations

o

Award of the mining contract for underground development

o

Appointment of the Lead Arranger for Project Finance –Full Mine Construction

Qualified Person

The Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and is the Company’s CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and the supervision of precious metals mine operations.

PLATINUM GROUP METALS LTD.                                                                                                          …3

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration in South Africa in Canada.

The Company’s main asset is a 74% interest in the Western Bushveld Joint Venture (WBJV) a 275,000 ounce per year mine to produce platinum, palladium, rhodium and gold with a 22 year mine plan. The WBJV is adjacent to 70% of the world’s platinum production in South Africa. In addition to the WBJV Project, the Company has two active exploration joint ventures with JOGMEC, the Japanese state owned company. Platinum Group also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.

Platinum Group recently completed a $143.81 million equity financing to begin development of the WBJV. The Company has been supported by senior institutional shareholders and investment banks over its 10 year history and it is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – NYSE AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.